TC 3/11

03013431

ITED STATES
D EXCHANGE COMMISSION
...ashington, D.C. 20549

BB 3/4

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12500

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5475 Rings Road Suite 410
(No. and Street)

Dublin (City) Ohio (State) 43017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Greene (614) 854-5657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

191 W. Nationwide Blvd. Suite 500 (Address) Columbus (City) Ohio (State) 43215-2568 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH, DC 165 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Jerry Greene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARIAL SEAL STATE OF OHIO
LISA BOURNE
Notary Public, State of Ohio
My Commission Expires
05/23/2006

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFFICER AFFIRMATION

Nationwide Securities, Inc.
(Company Name)

The attached audited financial statement reflects the financial condition of Nationwide Securities, Inc. ("the company") as of December 31, 2002, and is true and correct to the best of my knowledge and belief. Neither the company nor any partner, officer or director of the company has any proprietary interest in any account classified as that of a customer.

Signature

Jerry Greene, Chief Financial Officer
Name and Title

Subscribed to and sworn before me this 27th day of February, 2003

Notary Public

NOTARIAL SEAL STATE OF OHIO

LISA BOURNE
Notary Public, State of Ohio
My Commission Expires
05/23/2006

My commission expires: ____________

KPMG

191 West Nationwide Boulevard
Suite 500
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Nationwide Securities, Inc.:

In planning and performing our audit of the financial statements of Nationwide Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 7, 2003

KPMG

NATIONWIDE SECURITIES, INC.

(a wholly owned subsidiary of Nationwide Corporation)

Financial Statements and Schedules

December 31, 2002

(With Independent Auditors' Report Thereon)

NATIONWIDE SECURITIES, INC.
(a wholly owned subsidiary of Nationwide Corporation)

Table of Contents

191 West Nationwide Boulevard
Suite 500
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

Independent Auditors' Report

The Board of Directors
Nationwide Securities, Inc.:

We have audited the accompanying statement of financial condition of Nationwide Securities, Inc. (the Company) as of December 31, 2002, and the related statements of income and retained earnings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 7, 2003

NATIONWIDE SECURITIES, INC.
(a wholly owned subsidiary of Nationwide Corporation)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	7,170,127
Cash segregated under federal and other regulations		2,831,564
Receivables:		
Fees		148,307
Receivable from affiliate		94,461
Federal income tax recoverable from ultimate parent		108,345
Furniture and equipment, at cost less accumulated depreciation of $6,013		6,014
Prepaid expenses		27,043
Total assets	$	10,385,861

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliates	$	449,429
Payable to mutual funds for shares purchased		113,826
Payable to mutual fund customers		52,218
Commissions payable		159,808
Accrued expenses		45,203
Deferred tax liability (note 3)		251,619
Total liabilities		1,072,103
Contingencies (note 4)		
Stockholder's equity (note 5):		
Common stock without par value, 10,000 shares authorized; 7,676 shares issued and outstanding at stated value of $25		191,900
Additional paid-in capital		160,746
Retained earnings		8,961,112
Total stockholder's equity		9,313,758
Total liabilities and stockholder's equity	$	10,385,861

See accompanying notes to financial statements.

NATIONWIDE SECURITIES, INC.
(a wholly owned subsidiary of Nationwide Corporation)

Statement of Income and Retained Earnings

Year ended December 31, 2002

Revenues:	
Sales charges (note 6)	$ 30,340,112
Net investment income	218,329
Other income	31,007
Total revenues	30,589,448
Expenses:	
Sales commissions (note 6)	17,690,991
Service fees, variable insurance products (note 6)	10,046,886
Agency sales fees paid to affiliate	654,386
Salaries and employee benefits	266,014
Licenses and fees	194,866
Professional fees	101,611
Data processing	59,877
Supplies, printing and postage	56,078
Rent	15,188
Telephone	13,987
Depreciation	4,009
Other operating expenses	191,744
Total expenses	29,295,637
Income before Federal income tax expense	1,293,811
Federal income tax (expense) benefit (note 3):	
Current	(514,753)
Deferred	117,992
Total Federal income tax expense	(396,761)
Net income	$ 897,050
Retained earnings at beginning of year	$ 8,918,754
Net income	897,050
Dividend paid to parent (note 1)	(854,692)
Retained earnings at end of year	$ 8,961,112

See accompanying notes to financial statements.

NATIONWIDE SECURITIES, INC.
(a wholly owned subsidiary of Nationwide Corporation)

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	897,050
Adjustments to reconcile net income to net cash used for operating activities:		
Realized losses		30,110
Depreciation		4,009
Decrease in cash segregated under federal and other regulations		11,782,796
Decrease in fees receivable		285,852
Decrease in receivables from affiliates		7,537
Decrease in Federal income tax recoverable from ultimate parent		365,725
Decrease in prepaid expenses		69,482
Decrease in deferred sales commissions, net		300,479
Decrease in payable to mutual funds for shares purchased		(3,553,092)
Decrease in payable to mutual fund customers		(1,212,622)
Increase in commissions payable		42,990
Decrease in accrued expenses		(204,324)
Decrease in deferred tax liability		(117,993)
Decrease in payable to affiliates		(9,846,364)
Net cash used for operating activities		(1,148,365)
Cash flows from investing activities:		
Proceeds from sale of securities		1,144,528
Net cash provided by investing activities		1,144,528
Net decrease in cash and cash equivalents		(3,837)
Cash and cash equivalents at beginning of year		7,173,964
Cash and cash equivalents at end of year	$	7,170,127
Supplemental cash flows disclosures:		
Federal income taxes paid to ultimate parent during the year	$	205,575
Supplemental schedule of noncash financing activities:		
Transfer of net assets in the form of a dividend (see note 1)	$	854,692

See accompanying notes to financial statements.

(1) Description of Business

Effective July 1, 2002, Nationwide Securities, Inc. (the Company) was sold by Nationwide Life Insurance Company (NLIC) (former parent) to Nationwide Corporation, making the Company, which was known as Nationwide Advisory Services, Inc. prior to August 9, 2001, a wholly owned subsidiary of Nationwide Corporation.

The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

Until September 30, 2002, the Company, as a registered broker-dealer, served as both the mutual fund distributor for the Gartmore Family of Mutual Funds (Gartmore), an affiliated entity, and the retail broker-dealer for the agency sales force of Nationwide Mutual Insurance Company (NMIC), the Company's ultimate parent. Effective October 1, 2002, the mutual fund distributor function for Gartmore was transferred from the Company to Gartmore Distribution Services, Inc. (GDSI), an affiliated company. This was accomplished by the Company transferring the net assets associated with the mutual fund distributor function to GDSI. The net assets of $854,692 consisted primarily of the net unamortized deferred sales commissions. The transfer of net assets was in the form of a dividend paid by the Company to Nationwide Corporation and then contributed by Nationwide Corporation to GDSI, through GDSI's parent which is also a wholly owned subsidiary of Nationwide Corporation.

The results of operations for the year ended December 31, 2002 reflect the Company's results as a combined retail broker-dealer and mutual fund distributor through September 30, 2002, and solely as a retail broker-dealer for NMIC's agency sales force from October 1, 2002 through December 31, 2002.

As a retail broker-dealer for NMIC's agency sales force, the Company is currently registered in all 50 states, as well as the District of Columbia. The Company is in the business of selling mutual funds of Gartmore, Oppenheimer, Fidelity and Dreyfus and selling of variable insurance products of NLIC and Nationwide Life and Annuity Insurance Company (NLAIC), a subsidiary of NLIC, through NMIC's agency sales force.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Sales Charges

Revenue is recognized on a trade date basis.

(c) ***Service Fees, Variable Insurance Products***

Service fees are recognized as earned.

(d) ***Sales Commissions***

Prior to September 30, 2002, while the Company was functioning as a mutual fund distributor, the Company was deferring certain costs, principally sales commissions that are paid to financial advisors in connection with the sale of certain shares of Gartmore-sponsored mutual funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by these funds, and a contingent deferred sales charge paid by shareholders who redeem their shares prior to completion of the required holding period. These costs are amortized using the straight-line method over a period not exceeding six years, which approximates the required holding period for the shares. The 12b-1 distribution fees are included in sales charges in the statement of income and retained earnings. Contingent deferred sales charges received by the Company are recorded as a reduction of the unamortized deferred sales commissions for the period. Amortization of deferred sales commissions was $198,508 for the year ended December 31, 2002 and is included in sales commissions in the accompanying statement of income and retained earnings.

(e) ***Fixed Assets***

Furniture and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives.

(f) ***Cash and Cash Equivalents***

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Cash and cash equivalents include the Company's participation in a short-term investment pool managed by Nationwide Cash Management Company (NCMC), an affiliate. At its discretion, NCMC invests and reinvests assets of the pool. The investment pool consists primarily of commercial paper, acceptances, and other investment securities of a short-term nature and is stated at cost, which approximates fair value. Amounts invested in NCMC as of December 31, 2002 are $325,823.

The amount of cash equivalents as of December 31, 2002 was $516,853, which includes the amounts invested in NCMC.

(g) ***Comprehensive Income***

The Company currently has no differences between comprehensive income as defined by Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*, and its net income as presented in the statement of income and retained earnings.

(Continued)

(h) Stockholder's Equity

For the year-ended December 31, 2002, the Company has no other changes in stockholder's equity other than net income and the dividend paid to parent.

(i) Cash Segregated Under Federal and Other Regulations

Cash of $2,831,564 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934.

(j) Federal Income Taxes

The Company files a consolidated federal income tax return with NMIC. The Company calculates income taxes on a separate company basis. The tax sharing arrangement provides for a current tax benefit to the Company for losses that are utilized in the consolidated tax return.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) Fair Value

The carrying amounts of assets and liabilities approximate their fair value.

(3) Federal Income Taxes

The actual Federal income tax expense for 2002 differs from the "expected" amount for the year (computed by applying the Federal statutory rate of 35% to income before Federal income taxes) as follows:

Computed "expected" Federal income tax expense	$	452,834
Prior year over accrual		(56,546)
Nondeductible meals and entertainment expense		473
Federal income tax expense	$	396,761

(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities as of December 31, 2002 are presented below:

Deferred tax liabilities:		
Deferred gain on net asset transfer (see note 1)	$	248,976
Other		2,643
Total deferred tax liability	$	251,619

There were no deferred tax assets as of December 31, 2002.

(4) Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

(5) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain "net capital" of the greater of $250,000 or 1/15th of "aggregate indebtedness," as those terms are defined in the Rule. As of December 31, 2002, the Company had a ratio of "aggregate indebtedness" to "net capital" of approximately .095 to 1, with a minimum net capital requirement of $250,000 and adjusted "aggregate indebtedness" and "net capital" of $627,794 and $8,679,165, respectively.

(6) Related Party Transactions

For the variable insurance products sold by NMIC's agency sales force, NLIC and NLAIC collect sales charges and pay related sales commissions on behalf of the Company. The difference between the sales charges and sales commissions is recorded as "service fees, variable insurance products", which represents the allocation of the agency sales force overhead costs. The service fees are paid by NLIC and NLAIC to NMIC's agency sales force and Nationwide Insurance Sales Company, an affiliated company, on behalf of the Company. During 2002, sales charges, sales commissions and service fees were $25,316,907, $15,270,021, and $10,046,886, respectively, as reflected in the accompanying statement of income and retained earnings.

Schedule 1

NATIONWIDE SECURITIES, INC.

(a wholly owned subsidiary of Nationwide Corporation)

Computation of Net Capital Under Rule 15c3-1

December 31, 2002

Net capital:		
Total stockholder's equity	$	9,313,758
Nonallowable assets:		
Balance in NCMC investment pool		(325,823)
Furniture and equipment, net		(6,014)
Receivable from affiliate		(94,461)
Federal income tax recoverable from ultimate parent		(108,345)
Mutual fund fee related receivables		(68,248)
Prepaid expenses		(27,043)
Net capital before haircuts on securities		8,683,824
Haircuts on securities:		
Other securities		(4,659)
Net capital	$	8,679,165
Aggregate indebtedness:		
Payable to affiliates	$	449,429
Payable to mutual funds for shares purchased		113,826
Accrued expenses		45,203
Commissions payable		159,808
Payable to mutual fund customers		52,218
Total unadjusted aggregate indebtedness		820,484
Less the lesser of required deposit as of December 31, 2002 or actual amount on deposit - Special Reserve Bank Account		(192,690)
Total adjusted aggregate indebtedness	$	627,794
Company's minimum net capital requirement (greater of $250,000 or 1/15th of adjusted aggregate indebtedness)	$	250,000
Excess net capital	$	8,429,165
Ratio of unadjusted aggregate indebtedness to net capital		.095 to 1

There were no material differences between the Company's computation of net capital as reflected on Form X-17-A-5, Part II A and the above computation.

See accompanying independent auditors' report.

Schedule 2

NATIONWIDE SECURITIES, INC.
(a wholly owned subsidiary of Nationwide Corporation)

Computation of Reserve Requirements Under Rule 15c3-3

December 31, 2002

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	192,690
Total credits		192,690
Debit balances		—
Total debits		—
Reserve computation:		
Excess of total credits over total debits	$	192,690
Amount held on deposit in "Special Reserve Bank Account," including value of qualified securities, at end of reporting period	$	2,831,564
Amount of deposit (or withdrawal)		—
New amount in "Special Reserve Bank Account" after adding deposit or subtracting withdrawal	$	2,831,564

There were no material differences between the Company's computation of reserve requirement as reflected on Form X-17-A-5, Part II A and the above computation.

See accompanying independent auditors' report.

Schedule 3

NATIONWIDE SECURITIES, INC.
(a wholly owned subsidiary of Nationwide Corporation)

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2002

	Fair value	Number of items
Customers' fully paid and excess margin securities not in the respondent's possession or control as of December 31, 2002, (for which instructions to reduce to possession or control had been issued as of December 31, 2002, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	—	—
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	—	—

See accompanying independent auditors' report.